UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: August 16, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONNECTED TRANSACTION

CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST IN SGS

CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST

On 1 March 2018, SMIC Holdings, Triplecores and IC SPACES entered into a joint venture agreement in relation to the establishment of SGS in  the PRC, pursuant to  which the registered capital of SGS is US$10 million. SMIC Holdings and Triplecores agreed to make cash contributions in US Dollars and IC SPACES agreed to make cash contribution in Renminbi to the registered capital of SGS in the sum of US$6 million, US$3 million and US$1 million, respectively. As a result, the Company holds, through SMIC Holdings, 60.00% of the equity interest of SGS.

On 10 August 2018, SMIC Holdings, Triplecores, IC SPACES and Sino IC Leasing   had agreed to amend the joint venture agreement dated 1 March 2018 through the Amended JV Agreements, pursuant to which: (i) SMIC Holdings will not make additional capital contribution in the registered capital of SGS and Triplecores, IC SPACES and Sino IC Leasing will make additional capital contributions in the registered capital of SGS in the sum of US$2 million, US$3 million and US$5 million, respectively; (ii) the registered capital of SGS will increase from US$10 million to US$20 million; (iii) the Company’s equity interest in SGS, through SMIC Holdings,  will decrease from 60.00% to 30.00%; and (iv) SGS will be owned by China IC Fund, though Sino IC Leasing, as to approximately 8.08%.

*For identification purposes only

LISTING RULES IMPLICATIONS

As China IC Fund holds approximately 14.82% of the issued share capital of the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, as at the date of this announcement, it is a connected person of the Company under the  Listing Rules. Further, as  China IC  Fund holds  approximately 32.31% of  the issued share capital of Sino IC Leasing, as at the date of this announcement, Sino    IC Leasing is an associate of a connected person of the Company under the Listing Rules. The transactions contemplated under the Amended JV Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Amended JV Agreement, the Company’s equity interest in  SGS,  through SMIC Holdings, will decrease from 60.00% to 30.00%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

As certain applicable percentage ratios stipulated under Rule 14.07  of  the  Listing Rules in respect of the Amended JV Agreement exceed 0.10% but are less than 5.00%, the transactions contemplated under the Amended JV Agreement constitute a connected transaction of the Company subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and is exempted from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

On 1 March 2018, SMIC Holdings, Triplecores and IC SPACES entered into a joint venture agreement in relation to the establishment of SGS in the PRC, pursuant to which the registered capital of SGS is US$10 million. SMIC Holdings and Triplecores agreed to make cash contributions in US Dollars and IC SPACES agreed to make cash contribution in Renminbi to the registered capital of SGS in the sum of US$6 million, US$3 million and US$1 million, respectively. As a result, the Company holds, through SMIC Holdings, 60.00% of the equity interest of SGS.

On 10 August 2018, SMIC Holdings, Triplecores, IC SPACES and Sino IC Leasing had agreed to amend the joint venture agreement dated 1  March 2018 through the Amended  JV Agreements, pursuant to which: (i) SMIC Holdings will not make additional capital contribution in the registered capital of SGS and Triplecores, IC SPACES and Sino IC Leasing will make additional capital contributions in the registered capital of SGS in the sum of US$2 million, US$3 million and US$5 million, respectively; (ii) the registered capital of SGS will increase from US$10 million to US$20 million; (iii) the Company’s equity interest in SGS, through SMIC Holdings, will decrease from 60.00% to 30.00%;  and (iv) SGS will be owned by China IC Fund, though Sino IC Leasing, as to approximately 8.08%.

SUMMARY OF PRINCIPAL TERMS OF THE AMENDED JV AGREEMENT

Date:

10 August 2018

Parties:

(i)	SMIC Holdings;
(ii)	Triplecores;
(iii)	IC SPACES; and
(iv)	Sino IC Leasing.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Triplecores, IC SPACES, Sino IC Leasing and their ultimate beneficial owners (other than China IC Fund) are third parties independent of the  Company and its connected persons.

Business Scope of SGS

SGS principally engages in the renovation, refinement, installation,  maintenance  and sales of second-hand semiconductor equipment and accessories; development, production and sales of semiconductor equipment; the technology service relating to production and development equipment of semiconductor; import and export of self-operated or agent cargo and technology; development, production, sales and consultation of functional materials, devices, accessories and relevant products relating to semiconductor.

Capital Contribution Arrangement

Pursuant to the Amended JV Agreement, the total cash contributions to the registered capital of SGS by the parties is US$20 million and the capital contributions are not subject to any conditions.

Pursuant to the Amended JV Agreement, the parties to the joint venture agreement dated 1 March 2018 contributed in aggregate US$10 million of the registered capital of SGS comprising: (1) SMIC Holdings had made cash contribution of US$6 million; (2) Triplecores had made cash contribution of US$3 million; and (3) IC SPACES had made cash contribution of US$1 million.

In addition, pursuant to the Amended JV Agreement, within two months from the day of completion of change of industry and commerce registration of SGS, the parties to the Amended JV Agreement (except SMIC Holdings) contribute in aggregate additional US$10 million of the registered capital of SGS, whereas: (i) Triplecores makes cash contribution in US Dollars in the sum of US$2 million; (ii) IC SPACES makes cash contribution in Renminbi in the sum of US$3 million; and (iii) Sino IC Leasing makes  cash contribution in Renminbi in the sum of US$5 million.

The consideration was arrived at after arm’s length negotiation among the parties with reference to the net asset value, future business prospects and development potential of SGS. The cash capital contribution from SMIC Holdings is intended to be funded through internal cash flow. The capital contributions will be applied by SGS to capital expenditure and working capital.

Composition of the Board of Directors and the Supervisory Board of SGS and the General Management

The board of directors of SGS will comprise seven directors. SMIC  Holdings is  entitled  to appoint three directors (one of which is the chief executive officer nominated by SMIC Holdings), Sino IC Leasing is entitled to  appoint two directors and each of Triplecores  and IC SPACES is entitled to appoint one director. The chairman of the  board  of  directors of SGS shall be one of the directors appointed by SMIC Holdings. The chief executive officer nominated by SMIC Holdings will also act as the legal representative of SGS.

The supervisory board of SGS will comprise five members. Each of SMIC Holdings, Triplecores and IC SPACES is entitled to appoint one member of the supervisory board. The employees of SGS is entitled to appoint two members of the supervisory board.

The senior management of SGS, including the chief executive officer, the deputy  executive officer and the financial manager, will be responsible for managing the daily operations.

Pre-Emptive Rights of Shareholders

Pursuant to the Amended JV Agreement, in case of any proposed transfer of  equity interest to third party(ies), subject to certain exceptions, each of the parties to the  Amended JV Agreement shall have a pre-emptive right to subscribe for the equity interest which any party to the Amended JV Agreement intends to transfer to any third party, on terms not harsher than terms of transfer to third party(ies).

Other Terms

The term of operation of SGS will be 50 years from the date of issuance of its business licence. The parties will decide whether to extend the term of operation of SGS at least  180 days prior to the expiry date of the term of operation, subject to the approval of the relevant PRC authorities.

GENERAL INFORMATION ABOUT SGS

SGS was established on 22 March 2018. According to the unaudited accounts of SGS prepared in  accordance with Chinese Accounting Standards for Business Enterprises, as  at 31 July 2018, SGS has total assets and total equity of approximately US$14.98 million and US$9.81 million, respectively. The net profit/(loss) (before taxation  and  extraordinary items) of SGS for the period from 1 May 2018 to 31 July 2018 is approximately US$0.27 million and the net profit/(loss) (after taxation and extraordinary items) of SGS for the period from 1 May 2018 to 31 July 2018 is approximately US$0.21 million. SGS will cease to be a subsidiary of the Company following completion of the transactions contemplated under the Amended JV Agreement. The deemed disposal as a result of the Amended JV Agreement will not result in the recognition of any gain or loss  in profit or loss of the Group.

REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

As China IC Fund mainly invests in the value chain of integrated circuit industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment and materials, the Company believes that  such  joint  venture will build up SGS at a faster pace and capture more business opportunities.

The Company believes that such joint venture with Triplecores, IC SPACES and Sino IC Leasing through the Amended JV Agreement and transactions contemplated thereunder  are in the interests of the Company and the Shareholders as a whole and beneficial to the sustainable development of the Company. The Directors (including the independent non- executive Directors) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into the Amended JV Agreement and the transactions contemplated thereunder; the terms of the Amended JV Agreement are fair and reasonable; and the entering into of the Amended JV Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS OF THE LISTING RULES

As China IC Fund holds approximately 14.82% of the issued share capital of  the  Company through its wholly-owned subsidiary, Xinxin (Hongkong)  Capital  Co., Limited, as at the date of this announcement, it is a connected person of the Company under the Listing Rules. As China IC Fund holds approximately 32.31% of the issued  share capital of Sino IC Leasing, as at the date of this announcement, Sino IC Leasing is an associate of a connected person of the Company under the Listing Rules. The transactions contemplated under the Amended JV Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Amended JV Agreement, the Company’s equity interest in SGS, through SMIC Holdings, will decrease from 60.00% to 30.00%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

As  certain applicable percentage ratios stipulated under Rule 14.07 of  the Listing Rules  in respect of the Amended JV Agreement exceed 0.10% but are less than 5.00%, the transactions contemplated under the Amended JV Agreement constitute a connected transaction of the Company subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules and is exempted from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

No Director is considered to have a material interest in the  Amended JV  Agreement which would have required the Director to abstain from voting at the Board meeting authorising the Amended JV Agreement.

INFORMATION ABOUT THE PARTIES

The Company and SMIC Holdings

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC. The Company provides  integrated  circuit  foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; 200mm fabs in Tianjin and  Shenzhen. The Company also has marketing and customer service offices in the United States, Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Holdings, as a multinational company’s regional headquarters, was formed in 2015 and is a wholly-owned subsidiary of the Company.

Triplecores

Triplecores is a semiconductor equipment related service company which has three core business units. Utilizing two clean rooms located in Korea and China, Triplecores likes     to deliver most cost effective and on-time delivery service to global customers. Triplecores is gradually moving into equipment components and clean air environment management in the semiconductor and neighboring equipment industries.

IC SPACES

IC SPACES is a group company registered in China, mainly engaged in industry investment, investment management and assets management. With the rapid growth of China’s integrated circuit industry in recent years, IC SPACES has always adhered to the concept of ‘‘win-win cooperation’’, and has established strategic partnerships with industry leaders and has maintained close relations with enterprise in  the  supply  chain. So far, has achieved outstanding performance regarding its investment.

Sino IC Leasing

Sino IC Leasing is primarily engaged in providing financial support to the development of the integrated circuit industry and related industries, promoting the construction and upgrade of production lines among the leading integrated circuit manufacturing companies in the PRC, attending to the underlying demands of IC design industry and its supporting companies at the same time, as well as facilitating the coordination, interaction and development of the integrated circuit equipment industry and the relevant links of the industry chain.

DEFINITIONS

In this announcement, the following words have the following meanings unless  the  context requires otherwise:

‘‘Amended JV Agreement’’	the amended and restated joint venture agreement dated 10 August 2018 entered into among SMIC Holdings, Triplecores, IC SPACES and Sino IC Leasing;

‘‘associates’’	shall have the meaning assigned to it under the Listing Rules;

‘‘Board’’	the board of Directors;

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Company’’

Semiconductor Manufacturing International  Corporation  (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc.;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Group’’	the Company and its subsidiaries;

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC;

‘‘IC SPACES’’	IC SPACES Holdings Co., Ltd* (芯空間控股有限公司), a limited liability company established in the PRC;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Renminbi’’	the lawful currency of the PRC;

‘‘SGS’’	Semiconductor Global Solutions Co., Ltd.* (盛吉盛（寧波）半導體科技有限公司), a Chinese-foreign equity joint venture established in the PRC;

‘‘Shareholder(s)’’	the holder(s) of the Share(s);

‘‘Shares’’	ordinary shares of par value US$0.004 each in the share capital of the Company;

‘‘Sino IC Leasing’’	Sino IC Leasing Co., Ltd.* (芯鑫融資租賃有限責任公司), a limited liability company established in the PRC with approximately 32.31% of the issued share capital held by China IC Fund;

‘‘SMIC Holdings’’	SMIC Holdings Corporation* (中芯國際控股有限公司), a limited liability company established in the PRC and a wholly-owned subsidiary of the Company;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘Triplecores’’	Triplecores Korea Co., Ltd., a limited liability company established in the Republic of Korea;

‘‘United States’’	the United States of America;

‘‘US$’’ or ‘‘US Dollars’’‘‘%’’	United States dollar, the lawful currency of the United States; and percent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 14 August 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only